Exhibit 99.1

Copa Holdings Reports Financial Results for the Fourth Quarter and Full-Year 2021

Excluding special items, Adjusted Net Profit for full-year 2021 came in at US$2.7 million, or Adjusted EPS of US$0.06

Panama City, Panama --- February 9, 2022.  Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the fourth quarter of 2021 (4Q21) and full year 2021. The terms “Copa Holdings” and “the Company” refer to the consolidated entity.  The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in the financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the fourth quarter of 2019 (4Q19) (which the Company believes are more relevant than year-over-year comparisons due to the significant impacts in 2020 of the COVID-19 pandemic).

OPERATING AND FINANCIAL HIGHLIGHTS

▪

Copa Holdings reported a net profit of US$114.4 million for the quarter or US$2.69 per share. Excluding special items, the Company would have reported a net profit of US$84.1 million or US$1.98 per share. Special items include an US$8.9 million unrealized mark-to-market loss related to the Company’s convertible notes and a reversal of US$39.2 million in the Company’s provision related to the return of leased aircraft.

▪

Copa Holdings reported an operating profit of US$155.0 million for the quarter. Excluding the US$39.2 million reversal, the Company would have reported an operating profit of US$115.8 million and a 20.1% operating margin.

▪

For full-year 2021, the Company reported a net profit of US$39.9 million or US$0.94 per share. Excluding special items, which included a reversal of US$39.2 million in the Company’s provision related to the return of leased aircraft, a US$22.8 million unrealized mark-to-market loss related to the Company’s convertible notes, and a passenger revenue adjustment of US$20.8 million corresponding to unredeemed coupons from 2019 and 2020 sales, Copa Holdings would have reported an adjusted net profit of US$2.7 million or US$0.06 per share.

▪

For full-year 2021, the Company reported an operating profit of US$145.7 million. Excluding special items, the Company would have reported an operating profit of US$85.6 million and a 5.8% operating margin.

▪	Capacity for 4Q21, measured in terms of available seat miles (ASMs), was 83.1% of the capacity flown in 4Q19.
▪

Total revenues for 4Q21 came in at US$575.0 million, reaching 84.3% of 4Q19 revenues. Passenger revenues for 4Q21 reached 82.2% of 4Q19 levels, while 4Q21 cargo revenues were 61.2% higher than 4Q19. Passenger yield increased 1.0% to 12.7 cents and load factors decreased 1.8 percentage points to 83.5%, compared to 4Q19. Revenue per Available Seat Mile (RASM) came in at 11.3 cents, or 1.5% higher than 4Q19.

▪	Operating cost per available seat mile (CASM) in 4Q21, excluding special items (adjusted CASM) decreased 3.8% vs. 4Q19 to 9.0 cents. While adjusted CASM, excluding fuel, decreased 7.5% to 6.1 cents.
▪

Cash buildup, defined as cash proceeds minus disbursements, excluding extraordinary financing activities and asset sales but including capital expenditures and payment of financial obligations, was US$84 million for the quarter.

▪

The Company ended the quarter with US$1.5 billion in available liquidity, consisting of approximately US$1.2 billion in cash, short-term and long-term investments, and US$295 million in committed and undrawn credit facilities.

▪	The Company closed the quarter with total debt, including lease liabilities, of US$1.6 billion.

1

▪

During the quarter, the Company took delivery of one Boeing 737 MAX 9, completed the conversion of one Boeing 737-800 into a freighter, and decided to retain three Boeing 737-700s previously classified as assets held for sale.

▪

Including 3 Boeing 737-700 aircraft currently in temporary storage and one Boeing 737-800 freighter, Copa Holdings ended the year with a consolidated fleet of 91 aircraft – 68 Boeing 737-800s, 14 Boeing 737 MAX 9s, and 9 Boeing 737-700s, compared to a fleet of 102 aircraft prior to the COVID-19 pandemic.

▪	Copa Airlines had an on-time performance for the quarter of 90.0% and a flight completion factor of 99.54%, once again positioning the airline among the best in the industry.

Subsequent Events

▪

In January, Copa Airlines was recognized by Cirium – for the eighth consecutive year – as the most on-time airline in Latin America in 2021. Copa Airlines’ on-time performance of 91.1% for the year was the highest of any carrier in the Americas.

▪	In January, the Company took delivery of one Boeing 737 MAX 9 aircraft, originally scheduled for December 2021.
▪

Due to the recent surge in COVID-19 cases in Panama and Latin America, mainly driven by the Omicron variant, which impacted its crew availability, the Company canceled over 1,000 flights, reducing the 1Q22 published schedule by approximately 4%.

Consolidated Financial & Operating Highlights	4Q21	4Q19 (3)	Variance vs. 4Q19	3Q21	Variance vs. 3Q21	FY21	FY19 (3)	Variance vs. FY19
Revenue Passengers Carried (000s)	2,214	2,633	-15.9%	1,823	21.5%	6,136	10,474	-41.4%
Revenue Passengers OnBoard (000s)	3,369	3,838	-12.2%	2,852	18.1%	9,452	15,424	-38.7%
RPMs (millions)	4,265	5,244	-18.7%	3,485	22.4%	11,734	21,303	-44.9%
ASMs (millions)	5,109	6,149	-16.9%	4,396	16.2%	14,934	25,113	-40.5%
Load Factor	83.5%	85.3%	-1.8 p.p.	79.3%	4.2 p.p.	78.6%	84.8%	-6.3 p.p.
Yield (US$ Cents)	12.7	12.5	1.0%	12.0	5.8%	12.0	12.3	-1.9%
PRASM (US$ Cents)	10.6	10.7	-1.1%	9.5	11.4%	9.5	10.4	-9.1%
RASM (US$ Cents)	11.3	11.1	1.5%	10.1	11.2%	10.1	10.8	-6.2%
CASM (US$ Cents)	8.2	10.8	-23.9%	8.8	-6.4%	9.1	9.4	-2.8%
Adjusted CASM (US$ Cents) (1)	9.0	9.3	-3.8%	8.8	2.4%	9.4	9.0	3.9%
CASM Excl. Fuel (US$ Cents)	5.3	8.0	-33.8%	6.2	-14.7%	6.6	6.6	-0.9%
Adjusted CASM Excl. Fuel (US$ Cents) (1)	6.1	6.6	-7.5%	6.2	-2.4%	6.8	6.3	8.9%
Fuel Gallons Consumed (millions)	61.0	78.9	-22.8%	52.0	17.1%	177.4	321.4	-44.8%
Avg. Price Per Fuel Gallon (US$)	2.43	2.16	12.5%	2.13	13.8%	2.14	2.16	-0.6%
Average Length of Haul (miles)	1,926	1,992	-3.3%	1,912	0.7%	1,912	2,034	-6.0%
Average Stage Length (miles)	1,254	1,279	-2.0%	1,213	3.4%	1,230	1,288	-4.5%
Departures	25,458	32,441	-21.5%	22,559	12.9%	75,755	131,819	-42.5%
Block Hours	80,710	105,620	-23.6%	69,308	16.5%	235,295	431,749	-45.5%
Average Aircraft Utilization (Hours) (2)	11.3	11.3	0.8%	10.7	6.4%	9.2	11.4	-19.7%
Operating Revenues (US$ millions)	575.0	681.9	-15.7%	445.0	29.2%	1509.9	2707.4	-44.2%
Operating Profit (Loss) (US$ millions)	155.0	17.8	770.5%	59.0	162.6%	145.7	346.2	-57.9%
Adjusted Operating Profit (Loss) (US$ millions) (1)	115.8	107.1	8.0%	48.6	138.1%	85.6	435.5	-80.3%
Operating Margin	27.0%	2.6%	24.3 p.p.	13.3%	13.7 p.p.	9.6%	12.8%	-3.1 p.p.
Adjusted Operating Margin (1)	20.1%	15.7%	4.4 p.p.	11.2%	8.9 p.p.	5.8%	16.1%	-10.3 p.p.
Net Profit (Loss) (US$ millions)	114.4	2.7	4092.8%	8.2	1287.5%	39.9	247.0	-83.8%
Adjusted Net Profit (Loss) (US$ millions) (1)	84.1	92.1	-8.7%	29.9	180.8%	2.7	336.3	-99.2%
Basic EPS (US$)	2.69	0.06	4088.2%	0.19	1291.3%	0.94	5.81	-83.8%
Adjusted Basic EPS (US$) (1)	1.98	2.17	-8.8%	0.70	181.6%	0.06	7.92	-99.2%
Shares for calculation of Basic EPS (000s)	42,533	42,487	0.1%	42,649	-0.3%	42,533	42,487	0.1%

(1)	Excludes Special Items. This earnings release includes a reconciliation of non-IFRS financial measures to the comparable IFRS measures.
(2)	Average Aircraft Utilization is calculated based on the Company’s active fleet, excluding aircraft in storage as well as those classified as assets held for sale.
(3)	The Company believes that comparisons with 2019 are more relevant than year-over-year comparisons due to the significant impacts in 2020 of the COVID-19 pandemic.

MANAGEMENT’S COMMENTS ON 4Q21 RESULTS

Copa Holdings reported strong financial results for the fourth quarter of 2021. These results reflect an improvement in international travel demand in the region and the Company’s ability to increase capacity, while continuing to operate with low unit costs.

During the fourth quarter, the Company reported a net profit of US$114.4 million and an operating profit of US$155.0 million. Excluding the two special items recorded in the quarter, namely an unrealized mark-to-market loss of US$8.9 million related to the Company’s convertible notes and a reversal of US$39.2 million in the Company’s provision related to the return of leased aircraft, the Company would have reported a net profit of US$84.1 million, an operating profit of US$115.8 million, and an operating margin of 20.1%. These figures compare to an adjusted net profit of US$92.1 million, an adjusted operating profit of US$107.1 million, and an adjusted operating margin of 15.7% in the fourth quarter of 2019.

Measured in Available Seats Miles (ASMs), the Company operated 83.1% of its 4Q19 capacity during the quarter, compared to 69% of its 3Q19 capacity in 3Q21.

Total revenues for 4Q21 came in at US$575.0 million, reaching 84.3% of 4Q19 revenues. Passenger revenues for 4Q21 reached 82.2% of 4Q19 levels, while 4Q21 cargo revenues were 61.2% higher than 4Q19. Yield increased 1.0% to 12.7 cents and load factors decreased 1.8 percentage points to 83.5%, compared to 4Q19. Revenue per Available Seat Mile (RASM) came in at 11.3 cents, or 1.5% higher than 4Q19.

Adjusted unit cost (adjusted CASM) came in at 9.0 cents, a decrease of 3.8% versus 4Q19. Excluding fuel, adjusted CASM came in at 6.1 cents, a decrease of 7.5% when compared to 4Q19, while operating 16.9% less capacity.

Excluding extraordinary financing activities and asset sales, but including capital expenditures and payment of financial obligations, cash buildup for the fourth quarter was US$84 million. The Company ended the quarter with a cash balance of US$1.2 billion and total liquidity of US$1.5 billion.

Despite the Company’s positive financial results during 4Q21, the first quarter of 2022 has been challenging given the recent surge in COVID-19 cases in the Americas, mainly driven by the Omicron variant. Due to the variant’s impact on the number of available crews, the Company reduced its 1Q22 planned capacity by approximately 4%. Load factors are also expected to come in lower in 1Q22 compared to the previous quarter, as a consequence of the variant’s impact on international travel demand in the region. As has been observed in other regions of the world, the Company currently believes that the impact of Omicron will be temporary and that the recovery of international air travel demand should resume later in the first quarter.

The Company has a proven and very strong business model, which is built on operating the best and most convenient network for intra-Latin America travel from its Hub of the Americas® based on Panama’s advantageous geographic position, with low unit costs, best on-time performance, and strongest balance sheet. Going forward, the Company expects to leverage its strong balance sheet, leading liquidity position, and lower cost base to continue strengthening its long-term competitive position and to implement initiatives to further strengthen its network and product in the post COVID-19 world.

OUTLOOK FOR 2022

As a result of the uncertainty regarding the COVID-19 pandemic, the Company will provide financial guidance only for the first quarter of 2022 and preliminary capacity and CASM ex-fuel guidance for full-year 2022.

Given the impact of the Omicron variant on capacity, load factor, and yields, as well as higher fuel prices, among other factors, the Company expects its operating margin to be within a range of approximately 3% to 6% for 1Q22. The Company expects its capacity in 1Q22 to reach approximately 5.7 billion ASMs or roughly 88% of 1Q19 ASMs.

Financial Outlook	4Q21 Guidance	3Q21 Actual
Capacity - % of 2019	~80%	69%
Operating Margin	~12-14%	13%

Factored in this outlook, the Company expects total revenues of approximately US$550 million or about 82% of 1Q19 total revenues, unit costs excluding fuel (Ex-Fuel CASM) of approximately 6.0 cents, and an all-in fuel price per gallon of $2.79, an increase of 15% quarter-over-quarter as compared to 4Q21.

For full-year 2022, assuming that recovery will resume by the end of the first quarter, the Company expects to operate approximately 93% of 2019 ASMs and deliver a CASM ex-fuel of approximately 5.9 cents.

CONSOLIDATED FOURTH-QUARTER RESULTS

Operating revenue

Consolidated revenue for 4Q21 totaled US$575.0 million, mainly driven by passenger revenue.

Passenger revenue totaled US$540.6 million, a 17.8% decrease compared to the same period in 2019, on 16.9% less capacity. The fourth-quarter results are mostly comprised of flown passenger ticket revenue, passenger-related ancillary revenue, and unredeemed tickets revenue.

Cargo and mail revenue totaled US$25.8 million, a 61.2% increase compared to the same period in 2019, related to more cargo volume and higher yields.

Other operating revenue totaled US$8.6 million, mainly revenues from non-air ConnectMiles partners.

Operating expenses

Fuel totaled US$149.1 million, a decrease of 13.0% compared to the same period in 2019, on 22.8% fewer gallons consumed and a 12.5% higher effective fuel price.

Wages, salaries, benefits, and other employee expenses totaled US$80.4 million, representing a 30.1% decrease compared to the same period in 2019, mainly driven by a reduced headcount.

Passenger servicing totaled US$12.2 million, a decrease of 50.8% compared to the same period in 2019, as a result of 12.2% fewer passengers and a simplified onboard product offering due to temporary COVID-19 biosafety protocols.

Airport facilities and handling charges totaled US$42.9 million, a decrease of 4.5% compared to the same period in 2019, related to fewer departures, partially offset by higher airport fees in the US.

Sales and distribution totaled US$43.7 million, representing a decrease of 17.9% compared to the same period in 2019, due to lower sales in the quarter compared to 4Q19.

Maintenance, materials, and repairs had a US$51.0 million decrease when compared to 4Q19, due to a reversal of US$39.2 million in the Company’s provision related to the return of leased aircraft. Excluding the

US$39.2 million reversal, maintenance, materials and repairs would have decreased 31.3% when compared to 4Q19, mainly due to fewer flight hours.

Depreciation and amortization totaled US$59.8 million, mostly comprised of owned and leased flight equipment, maintenance events, and IT systems amortizations, a decrease of 15.1% compared to 4Q19, mainly due to a reduction in fleet size.

Flight operations mostly related to overflight fees, totaled US$19.2 million, a decrease of 23.0% compared to the same period in 2019, driven by 21.5% fewer departures.

Other operating and administrative expenses totaled US$26.1 million, a decrease of 19.8% versus 4Q19 driven mainly by lower overhead and IT expenses.

Non-operating Income (Expense)

Consolidated non-operating income (expense) resulted in a net expense of (US$29.0) million.

Finance cost totaled (US$19.0) million, mostly comprised of convertible notes interest expenses of US$9.9 million, US$6.0 million related to loan interest and commission expenses, and US$1.2 million in interest charges related to operating leases.

Finance income totaled US$2.6 million in proceeds from investments.

Gain (loss) on foreign currency fluctuations totaled (US$2.5) million, mainly driven by the devaluation of the Brazilian real and the Colombian peso.

Net change in fair value of derivatives totaled a net (US$8.9) million unrealized mark-to-market loss related to the Company’s convertible notes.

Other non-operating income (expense) totaled (US$1.2) million.

About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to countries in North, Central and South America and the Caribbean. For more information visit: www.copaair.com.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: 011 507 304-2774

www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates, and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve several business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S.A.

Income Statement - IFRS

(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%	Unaudited	Audited	%
	4Q21	4Q19	Change	3Q21	Change	FY21	FY19	Change
Operating Revenues
Passenger revenue	540,571	657,940	-17.8%	417,466	29.5%	1,412,390	2,612,605	-45.9%
Cargo and mail revenue	25,849	16,033	61.2%	21,082	22.6%	71,577	62,460	14.6%
Other operating revenue	8,575	7,955	7.8%	6,451	32.9%	25,964	32,343	-19.7%
Total Operating Revenue	574,995	681,927	-15.7%	444,999	29.2%	1,509,930	2,707,409	-44.2%

Operating Expenses
Fuel	149,057	171,314	-13.0%	112,658	32.3%	383,179	696,249	-45.0%
Wages, salaries, benefits and other employees' expenses	80,434	115,036	-30.1%	68,049	18.2%	258,128	450,438	-42.7%
Passenger servicing	12,204	24,798	-50.8%	10,576	15.4%	35,869	102,103	-64.9%
Airport facilities and handling charges	42,863	44,877	-4.5%	39,407	8.8%	131,335	181,959	-27.8%
Sales and distribution	43,706	53,222	-17.9%	36,077	21.1%	129,877	210,623	-38.3%
Maintenance, materials and repairs	(13,317)	37,648	-135.4%	24,008	-155.5%	48,191	127,562	-62.2%
Depreciation and amortization	59,828	70,478	-15.1%	55,702	7.4%	234,505	282,080	-16.9%
Flight operations	19,173	24,908	-23.0%	16,291	17.7%	55,766	102,806	-45.8%
Other operating and administrative expenses	26,057	32,506	-19.8%	23,222	12.2%	87,426	118,090	-26.0%
Fleet Impairment	-	89,334	-100.0%	-	0.0%	-	89,344	-100.0%
Total Operating Expense	420,005	664,123	-36.8%	385,989	8.8%	1,364,276	2,361,255	-42.2%

Operating Profit (Loss)	154,989	17,804	770.5%	59,010	162.6%	145,655	346,154	-57.9%

Non-operating Income (Expense)
Finance cost	(18,994)	(17,154)	10.7%	(18,615)	2.0%	(74,051)	(57,432)	28.9%
Finance income	2,571	6,289	-59.1%	2,679	-4.0%	10,849	24,405	-55.5%
Gain (loss) on foreign currency fluctuations	(2,508)	2,406	-204.3%	(2,620)	-4.3%	(6,174)	(15,408)	-59.9%
Net change in fair value of derivatives	(8,922)	-	-100.0%	(32,092)	-72.2%	(22,778)	-
Other non-operating income (expense)	(1,158)	(989)	17.1%	(1,573)	-26.4%	(3,291)	(4,279)	-23.1%
Total Non-Operating Income/(Expense)	(29,011)	(9,448)	207.1%	(52,220)	-44.4%	(95,445)	(52,715)	81.1%

Profit (Loss) before taxes	125,978	8,356	1407.6%	6,790	1755.4%	50,209	293,439	-82.9%

Income tax expense	(11,616)	(5,629)	106.4%	1,453	-899.7%	10,265	46,437	-77.9%

Net Profit (Loss)	114,363	2,728	4092.8%	8,242	1287.5%	39,945	247,002	-83.8%

EPS
Basic	2.69	0.06	4088.2%	0.19	1291.3%	0.94	5.81	-83.8%

Shares used for calculation:
Basic	42,533,036	42,486,717		42,649,175		42,533,036	42,486,717

Copa Holdings, S. A. and subsidiaries

Consolidated statement of financial position

(US$ Thousands)

	December 2021	December 2020
ASSETS	(Unaudited)	(Audited)
Current Assets
Cash and cash equivalents	211,081	119,065
Short-term investments	806,340	770,816
Total cash, cash equivalents and short-term investments	1,017,421	889,881
	-	-
Accounts receivable, net	90,618	63,206
Accounts receivable from related parties	1,832	1,429
Expendable parts and supplies, net	74,778	74,319
Prepaid expenses	31,148	30,473
Prepaid income tax	882	16,716
Other current assets	6,054	7,805
	205,312	193,948
Asset held for sale	-	135,542
TOTAL CURRENT ASSETS	1,222,733	1,219,371

Long-term investments	199,670	119,617
Long-term accounts receivable	(0)	1,054
Long-term prepaid expenses	22,783	6,066
Property and equipment, net	2,512,704	2,147,486
Right of use assets	166,328	214,279
Intangible, net	81,749	95,568
Deferred tax assets	28,417	35,595
Other Non-Current Assets	14,098	14,348
TOTAL NON-CURRENT ASSETS	3,025,749	2,634,013
	-	-
TOTAL ASSETS	4,248,482	3,853,385

LIABILITIES
Loans and borrowings	196,602	127,946
Current portion of lease liability	73,917	83,605
Accounts payable	112,596	63,461
Accounts payable to related parties	7,948	2,970
Air traffic liability	557,331	470,695
Frequent flyer deferred revenue	95,114	91,213
Taxes Payable	32,599	13,400
Employee benefits obligations	32,767	33,995
Income tax payable	3,835	1,023
Other Current Liabilities	785	252
TOTAL CURRENT LIABILITIES	1,113,493	888,560

Loans and borrowings long-term	1,229,031	1,035,954
Lease Liability	104,734	146,905
Net Defined Benefit Liability	7,670	14,332
Derivative financial instruments	268,338	245,560
Deferred tax Liabilities	18,782	22,190
Other long - term liabilities	210,933	216,325

TOTAL NON-CURRENT LIABILITIES	1,839,487	1,681,265
TOTAL LIABILITIES	2,952,981	2,569,824
	-	-
EQUITY	-	-
Issued Capital	-	-
Class A - 33,998,654 issued and 30,995,120 outstanding	21,290	21,199
Class B - 10,938,125	7,466	7,466
Additional Paid-In Capital	98,348	91,341
Treasury Stock	(176,902)	(136,388)
Retained Earnings	1,324,025	1,931,086
Net profit (loss)	39,945	(607,062)
Other comprehensive income (loss)	(18,670)	(24,082)
	-	-
TOTAL EQUITY	1,295,501	1,283,561
TOTAL EQUITY LIABILITIES	4,248,482	3,853,385

Copa Holdings, S. A. and subsidiaries

Consolidated Statement of Cash Flows

For the twelve months ended December 31,

(In US$ thousands)

	2021	2020	2019
	(Unaudited)	(Audited)	(Audited)
Cash flow from (used in) operating activities	462,612	(39,515)	740,776
Cash flow used in investing activities	(373,040)	(93,761)	(192,868)
Cash flow from (used in) financing activities	2,444	93,609	(545,334)
Net increase (decrease) in cash and cash equivalents	92,016	(39,667)	2,574
Cash and cash equivalents at January 1	119,065	158,732	156,158
Cash and cash equivalents at December 31	$211,081	$119,065	$158,732

Short-term investments	806,340	770,816	692,403
Long-term investments	199,670	119,617	134,347
Total cash and cash equivalents and investments at December 31	$1,217,091	$1,009,498	$985,482

Copa Holdings, S.A.

NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non-IFRS financial measures: Adjusted Operating Profit, Adjusted Net Profit, Adjusted Basic EPS, Operating CASM Excluding Fuel, and Cash Buildup. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation and should be considered together with comparable IFRS measures, in particular operating profit, and net profit. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Adjusted Operating Profit
and Adjusted Net Profit	4Q21	4Q20	3Q21	4Q19	FY21	FY19

Operating Profit as Reported	$154,989	$(95,057)	$59,010	$17,804	$145,655	$346,171
Subtract: Unredeemed Ticket Revenue provision reversal			$10,395		$20,790
Subtract: Leased Aircraft Return provision	$39,217				$39,217
Add: Fleet Impairment loss		$4,400		$89,344		$89,344
Add: Expected loss (gain) on Embraer assets held for sale		$(877)
Adjusted Operating Profit	$115,773	$(91,533)	$48,615	$107,148	$85,648	$435,515

Net Profit as Reported	$114,363	$(168,805)	$8,242	$2,728	$39,945	$247,002
Subtract: Unredeemed Ticket Revenue provision reversal			$10,395		$20,790
Subtract: Leased Aircraft Return provision	$39,217				$39,217
Add: Fleet Impairment loss		$4,400		$89,344		$89,344
Add: Expected loss (gain) on Embraer assets held for sale		$(877)
Add: Net change in fair value of derivatives	$8,922	$80,076	$32,092		$22,779
Adjusted Net Profit	$84,068	$(85,205)	$29,939	$92,072	$2,717	$336,346

Reconciliation of Adjusted Basic EPS	4Q21	4Q20	3Q21	4Q19	FY21	FY19

Adjusted Net Profit	$84,068	$(85,205)	$29,939	$92,072	$2,717	$336,346
Shares used for calculation of Basic EPS	42,533	42,511	42,649	42,487	42,508	42,478
Adjusted Basic Earnings per share (Adjusted Basic EPS)	$1.98	$(2.00)	$0.70	$2.17	$0.06	$7.92

Reconciliation of Adjusted Operating Costs per ASM
Excluding Fuel (Adjusted CASM Excl. Fuel)	4Q21		3Q21	4Q19	FY21	FY19

Operating Costs per ASM as Reported (in US$ Cents)	8.2		8.8	10.8	9.1	9.4
Return of leased aircraft provision per ASM (in US$ Cents)	(0.8)		-	-	(0.3)	-
Fleet Impairment per ASM (in US$ Cents)	-		-	1.5	-	0.4
Adjusted Operating Costs per ASM (in US$ Cents)	9.0		8.8	9.3	9.4	9.0

Aircraft Fuel Cost per ASM (in US$ Cents)	2.9		2.6	2.8	2.6	2.8
Adjusted Operating Costs per ASM excluding fuel (in US$ Cents)	6.1		6.2	6.6	6.8	6.3

Reconciliation of Monthly Cash Buildup (Burn) for 2021	4Q21	3Q21	2Q21	1Q21
Beginning Cash balance	$1,289	$1,282	$1,203	$1,009
Ending Cash balance	$1,217	$1,289	$1,282	$1,203
Net cashflows in the quarter	$(72)	$7	$79	$194
Subtract: Proceeds from Lines of Credit	$50	$-	$-	$-
Subtract: Net Proceeds from new Aircraft Financing minus Pre Delivery Payments	$(181)	$(57)	$(21)	$241
Subtract: Others proceeds (assets sold and other non-op proceeds)	$14	$11	$36	$20
Add: Share repurchase	$39	$-	$-	$-
Cash Buildup (Burn) excluding extraordinary activities	$84	$54	$64	$(68)